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                            PAYLESS SHOESOURCE, INC.
                                 MARCH 13, 2000

TO THE PARTICIPANTS IN THE PAYLESS SHOESOURCE, INC. STOCK OWNERSHIP PLAN

     Enclosed are materials that require immediate attention. The materials describe events that may affect your interest in the Payless ShoeSource, Inc. Stock Ownership Plan (the "Plan").

     As you probably already know, Payless ShoeSource, Inc. ("Payless") has made a tender offer to acquire up to 7,547,170 shares of its outstanding common stock at a price not in excess of $53.00 nor less than $48.00 per share, net to the seller in cash, without interest.

     Your account in the Plan is a direct investment in Payless common stock. As a participant in the Plan, you have a right to tender your shares in the Plan pursuant to the terms and conditions of this tender offer.

     You will be allowed to tender up to and including the number of shares allocated to your Plan account as of 5:00 p.m., New York City time, on the closing day of the tender offer, April 10, 2000. For informational purposes only, the February 29, 2000 balance in your Plan account is listed on the label attached to the letter of transmittal. This balance does not include shares of Payless common stock purchased with your contributions to the Plan between the end of February and April 10, 2000, if any, but you will be able to tender such shares in addition to the shares listed on the letter of transmittal.

     If you wish to tender the shares you hold in the Plan account, please complete the attached letter of transmittal and return it to EquiServe so that it is received no later than 5:00 p.m., New York City time, on April 7, 2000, in the enclosed envelope. After April 10, 2000, it will be determined whether all, part or none of your tendered shares have been purchased by Payless. If you miss the deadline, your shares will not be purchased. Please carefully read the other materials prior to responding.

     Any shares tendered by you and accepted by Payless will be exchanged for cash. The cash proceeds will be sent to you as soon as administratively feasible.

     As you are aware, Payless contributes 15% toward the purchase price of Payless common stock purchased pursuant to this Plan. Generally, at the time that you dispose of the stock, you will recognize ordinary income equal to the amount of Payless's 15% contribution. The remainder of the gain, if any, may qualify for capital gains treatment with respect to any proceeds in excess of the total purchase price of the stock. If the sale occurs less than two years from the first date of the purchase period in which the stock was purchased or one year from the date of purchase, Payless is required to report, for W-2 tax purposes, the 15% contribution as ordinary income. However, if the sale occurs two or more years after the first date of the purchase period in which the stock was purchased or one year from the date the shares were purchased, the amount recognized as ordinary income will be limited to the gain on the sale if that amount is less than the amount of Payless' 15% contribution. For additional information with respect to the tax consequences of the Plan, including state and local taxes, you should consult with your tax counsel.

IF YOU DO NOT WISH TO PARTICIPATE IN THIS OFFER, YOU DO NOT NEED TO TAKE ANY ACTION. IF YOU DO WISH TO TENDER SOME OR ALL OF THE SHARES IN YOUR PLAN ACCOUNT, THE INSTRUCTIONS ON HOW TO TENDER THOSE SHARES ARE EXPLAINED IN DETAIL IN THE ENCLOSED MATERIALS. YOU SHOULD READ AND FOLLOW THE INSTRUCTIONS IN THIS LETTER AND IN THE ENCLOSED MATERIALS CAREFULLY.
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In addition to describing how to tender shares, the enclosed documents describe the terms and conditions of the tender offer, as well as other information relating to the tender offer and Payless. You should read these documents carefully and in their entirety. However, for your information, the following are answers to some of the questions you might have regarding the offer:

WHAT IS A TENDER OFFER?

A tender offer is a process through which Payless can offer to purchase shares of its common stock, and the owners of those shares can decide whether or not they want to tender their shares, and if so, at what price they would like to tender their shares within the price range Payless has established.

HOW MANY SHARES CAN I TENDER FROM THE PLAN?

You may tender up to all shares, including any fractional shares, allocated to your Plan account as of April 10, 2000. You may tender fractional shares only if you tender all of your shares. If you tender less than all of your shares, you will only be able to tender the nearest whole number of shares less than the calculated percentage of your shares you designate.

Because the number of shares listed on the letter of transmittal does not include shares of Payless common stock purchased with your contributions to the Plan between the end of February and April 10, 2000, if any, you will be required to tender the shares in your Plan account as a percentage (in 10% increments), of the number of shares in your Plan account.

WHY MUST I TENDER THE SHARES IN MY PLAN ACCOUNT BY PERCENTAGE?

The number of shares listed on the letter of transmittal does not include shares of Payless common stock purchased with your contributions to the Plan between the end of February and April 10, 2000, if any. As a result, to maximize the number of shares that you may tender, you must designate the shares you wish to tender from your Plan account as a percentage (in 10% increments), of the number of shares in your Plan account.

HOW DO I SPECIFY THE PRICE AT WHICH I WANT TO TENDER THE SHARES IN MY PLAN ACCOUNT?

The attached letter of transmittal contains a price designation block. Check the box of the price at which you would like to tender the shares allocated to your Plan account. You must designate one of the listed prices. Alternatively, you may tender your shares at the price that is paid in the tender offer by checking the box labeled "Shares Tendered at Price Determined Under the Tender Offer."

WHO WILL DETERMINE THE PURCHASE PRICE THAT IS PAID IN THE TENDER OFFER?

Payless will determine a single per share price that it will pay for shares properly tendered, taking into account the number of shares properly tendered and the prices specified by tendering stockholders. Payless will select the lowest purchase price that will allow it to purchase up to 7,547,170 shares of its common stock or, if a lesser number of shares are properly tendered, all shares that are properly tendered. Payless will then purchase all of the shares tendered at or below that final price, although Payless may not purchase all of those shares if more than 7,547,170 shares are tendered in the offer. In other words, if you select a price greater than the price that is finally determined to be paid in the tender offer, none of your shares will be purchased. All shares acquired in the offer will be acquired at the same purchase price.

WHAT HAPPENS IF MORE THAN 7,547,170 SHARES ARE TENDERED IN THE OFFER?

If more than 7,547,170 shares are tendered, Payless (1) will first purchase all shares properly tendered, and not properly withdrawn, by any stockholder who owns fewer than 100 shares and tenders all of those shares at a purchase price at or below the price that is determined by Payless to
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be the purchase price in the tender offer (such stockholders must complete the portion of the letter of transmittal labeled "Odd Lots") and (2) will then purchase, on a pro rata basis, all other shares properly tendered, and not properly withdrawn, at prices at or below the price that is determined by Payless to be the purchase price.

CAN I TAKE ADVANTAGE OF THE "ODD LOT" PRIORITY?

If you hold fewer than 100 shares in the Plan, and regardless of any shares you may hold through any other means, the shares you hold in your Plan account are eligible for odd lot priority if you tender all of such shares. You will need to check the appropriate box in the letter of transmittal.

HOW DO I TENDER THE SHARES IN MY PLAN ACCOUNT?

If you wish to tender shares in your Plan account, please complete the attached letter of transmittal and return it as directed so that it is received by EquiServe no later than 5:00 p.m., New York City time, on April 7, 2000, as specified on the letter of transmittal. You may only tender some percentage or all of the shares in your Plan account to Payless, through EquiServe, by following the instructions in this letter and the attached letter of transmittal. EquiServe will work with Mellon Bank to determine the number of shares represented by the percentage you have selected to tender and EquiServe will direct Mellon Bank to transfer the tendered shares to EquiServe. If the letter of transmittal is not properly completed or is not received by the deadline of 5:00 p.m., New York City time on April 7, 2000, none of your shares will be purchased.

Because your shares are held in the Plan and administered by Mellon Bank, you do not need to submit a stock certificate to tender your shares.

THE LETTER OF TRANSMITTAL MUST BE RECEIVED BY EQUISERVE NO LATER THAN 5:00 P.M., NEW YORK CITY TIME, ON APRIL 7, 2000.

WHAT IF I HOLD SHARES OUTSIDE OF THE PLAN?

If you hold shares under the Payless ShoeSource, Inc. Profit Sharing Plan or the Payless ShoeSource, Inc. Profit Sharing Plan for Puerto Rico Associates (together, the "Profit Sharing Plans"), you will have to use materials that will be separately provided to participants of those Profit Sharing Plans to tender such shares. You cannot use the enclosed materials to tender shares under the Profit Sharing Plans or use the material separately provided to participants of the Profit Sharing Plans to tender shares under this Plan. You may, however, use the enclosed materials to tender shares that you hold outside of any Payless employee plan.

WHAT HAPPENS IF MY TENDERED SHARES ARE PURCHASED?

Mellon Bank will surrender the shares you have tendered to Payless and you will receive a check for the proceeds as soon as practicable.

WHAT HAPPENS IF MY TENDERED SHARES ARE NOT PURCHASED?

Mellon Bank will continue to hold the stock for you in your Plan account.

WHAT IF I HAVE QUESTIONS ABOUT THE TENDER OFFER?

Contact D.F. King & Co., Inc., the Information Agent, for the tender offer, at
(800) 848-3416 (toll-free) with any questions about the terms and conditions of the tender offer or how to tender the shares in your Plan account.

WILL THERE BE ANY CHARGES ASSOCIATED WITH TENDERING THE SHARES IN MY PLAN
ACCOUNT?

Payless will pay any fees charged by Mellon Bank in connection with the tender of your shares.